UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 0-28666

CUSIP NUMBER 024600

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For period ended March 31, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I - REGISTRANT INFORMATION

American Bio Medica Corporation
Full name of registrant

Not Applicable
Former Name if Applicable

122 Smith Road
Address of Pincipal Eecutive Ofice (Sreet and Number)

Kinderhook, New York 12106
City, Sate and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed.)

The registrant is unable to timely file its requisite quarterly report on Form 10-Q for period ended March 31, 2023 by the prescribed due date of May 15, 2023.  As a result of the recent sale of substantially of the the Registrant’s assets, registrant need additional time to complete its financial statements and other disclosures in the Form 10-Q. This need for additional time will result in the independent registered public accounting firm needing additional time to complete its review of the financial statements and the Form 10-Q for the quarter ended March 31, 2023.

In accordance with Rule 12b-25 promulgated under the Securities and Exchance Act of 1934, as amended, the Registrant intends to file its Form 10-Q on or prior to May 22, 2023.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Melissa A. Waterhouse	(518)	758-8158
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, please identity report(s).

☒ Yes No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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AMERICAN BIO MEDICA CORPORATION

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2023	By:	/s/ Melissa A. Waterhouse
Melissa A. Waterhouse
Chief Executive Officer/ Principal Financial Officer

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